Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-150825
May 12, 2008
HARSCO CORPORATION
Pricing Term Sheet

Issuer:	Harsco Corporation

Title:	5.75% Senior Notes due 2018

Size:	US$450,000,000

Maturity:	May 15, 2018

Coupon:	5.75%

Price:	99.895% of face amount

Yield to maturity:	5.764%

Spread to Benchmark Treasury:	200bps

Benchmark Treasury:	3.875% due 5/15/2018

Benchmark Treasury Price and Yield:	100-29+ / 3.764%

Interest Payment Dates:	May 15 and November 15, commencing on
November 15, 2008

Underwriting discount:	0.650%

Net Proceeds to Issuer:	$446,602,500

Redemption Provisions:	At any time for an amount equal to the
greater of par or make-whole at
Treasury Rate plus 30bps as set forth
in the Preliminary Prospectus
Supplement dated May 12, 2008.

Settlement:	May 15, 2008 (T+3)

Use of Proceeds:	To repay approximately $286 million of the
amount outstanding under the Issuer’s
U.S. commercial paper program and
approximately $160 million of the amount
outstanding under the Issuer’s Euro
commercial paper program and for other
general corporate purposes.

CUSIP:	415864AJ6

ISIN:	US415864AJ61

Long-term Debt Ratings:	A3/A-/A- (stable/stable/stable)*

Joint Book-Running Managers	J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Greenwich Capital Markets, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533 or calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or calling Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071 or e-mailing at offeringmaterials@rbsgc.com.